NEWS RELEASE

Current Technology Appoints Distributor for Republic of Indonesia

VANCOUVER, British Columbia, June 26 2006  --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology reports the signing of an exclusive distributorship agreement for the Republic of Indonesia with Gromark Consumers Enterprise Pte. Ltd.  (“Gromark”).  The agreement provides for the purchase of 25 ElectroTrichoGenesis (“ETG”) Mark 1 devices over the next three years.  An order for the first two ETG devices is being processed and will be shortly completed.  Approval from the regulatory authorities in Indonesia has been obtained to market the ETG as a medical device.

Gromark has appointed PT. EHR Indonesia (“PT. EHR”) its sub- distributor.  PT. EHR is a part of the Jakarta-based Astoria Prima group of companies whose Executive Director is Alihan.  Alihan has completed training in Gromark’s Singapore headquarters and has leased space in the prestigious Darmawangsa Square City Walk for the flagship location which is presently being prepared for occupancy.  With a full time medical director on staff, the City Walk location will be modeled after Gromark’s successful Camden Medical facility in Singapore.

“We have been working directly with Alihan for the past few months as negotiations progressed,” states company COO Anthony Harrison.  “He is an experienced distributor with expertise in manufacturing, marketing and distributing cosmetic products and medical devices in his home country.  We wish him every success.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100